

Mail Stop 3030

February 27, 2009

Via Facsimile and U.S. Mail

Mr. Richard C. Yonker
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, California 93012

> **Re:** **Vitesse Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 30, 2008**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2008**
> **Filed January 28, 2009**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed September 30, 2008**
> **Form 10-Q for the Quarter Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 001-31614**

Dear Mr. Yonker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 1A. Risk Factors, page 16

If required, our ability to repurchase our debentures with cash may be limited…, page 16

1.   We note your disclosure that the holders of your convertible debentures due 2024 have the right to require you to repurchase some or all of the debentures on October 1, 2009 at a total repurchase price of $110 million if all holders exercise their repurchase rights, and that you are attempting to renegotiate the terms of, or refinance some or all of, the debentures. Tell us, and in future filings describe, the limitations that exist on your ability to repurchase these debentures that you mention in this risk factor, such as those imposed by law or by other debt obligations that contain default provisions that could be triggered by a failure to repurchase the debentures. Also quantify the impact that such an event would have on your financial condition.

Item 7. Management's Discussion and Analysis…, page 34

Intellectual Property, page 50

2.   We note your disclosure here and on page 57 that in fiscal 2008 you recorded $10 million in revenues attributable to fees arising from a license agreement you entered into with a third party on December 28, 2007, and that you are "leverag[ing] [y]our substantial intellectual property portfolio into licensing opportunities with third parties." Tell us where you have provided disclosure pursuant to Item 101(c)(iv) of Regulation S-K with respect to the December 2007 license agreement, such as provisions relating to the royalty arrangement, termination provisions, etc. Also tell us where you have filed this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Fiscal Years Ended September 30, 2008 and 2007

Product Revenues, page 56

3.   In future filings, and to the extent practicable, separately quantify the various components of your line item results to give readers a better understanding of your results. For instance, with respect to the decline in your cost of revenues from 2007 to 2008 that you attribute to "substantial cost containment efforts," quantify the separate components underlying these efforts such as "efforts to reduce the purchase price of materials such as wafers and packages, and improvements in the efficiency of operations, including product yields."

Fiscal Years Ended September 30, 2007 and 2006

Product Revenues, page 62

4.   Tell us, and in future filings clarify, what you mean when you attribute the
        increase in revenues during this period to "strength in certain emerging markets in
        [y]our optical PHY product line…" and "strength in [y]our Ethernet Switch and
        Cu PHY product lines, as well as…[y]our signal integrity product lines selling
        into Enterprise Networking applications." For instance, is "strength" in product
        lines a function of changes in volume, in price, or both? Also quantify these
        changes to the extent practicable.

Item 8. Financial Statements and Supplementary Data, page 72

Notes to the Consolidated Financial Statements, page 80

Note 1. The Company and its Significant Accounting Policies, page 80

Revenue Recognition, page 81

5.   We note that you recognize revenue on good shipped to directly to your customer
        at the time of shipment with a "few minor exceptions." Please tell us and revise
        this note in future filings to explain at what point you recognize revenue related to
        the "few minor exceptions" where you do not recognize revenue upon shipment to
        your customer   Refer to SAB Topic 13 as appropriate.

6.   We note on page 68 that you changed your payment terms with your distributors.
        Please tell us and revise your future filings to disclose the nature of the change in
        payment terms and how, if at all, this change impacted your revenue recognition
        policy.

7.   We note your disclosure on page 13 that you provide your customers with both
        field engineering and application engineering support related to the sale of your
        high-performance ICs. As such, it appears that your sales contracts could be
        multiple-element arrangements. For any multiple-element arrangements, please
        tell us and revise this note in future filings to address the following:

        •   Describe the nature of such arrangements, including performance-,
            cancellation-, termination-, or refund-type provisions.

        •   Identify contract elements permitting separate revenue recognition, and
            describe how they are distinguished.

        •   Explain how the contract revenue is allocated among elements.

- Disclose when revenue is recognized for each of the separate elements in the arrangement.

Sales Returns, Pricing Adjustments and Allowance for Doubtful Accounts, page 82

8. We note that you record reductions to revenue for estimated product returns, pricing adjustments, such as competitive pricing programs and rebates, in the same period that revenue is recognized. You further disclose the amounts of reductions are based upon historical returns, analysis of credit memo data, and specific criteria included in rebate agreements, and other factors known at the time. Please tell us and revise your future filings to disclose the nature of the incentives that you provide to your customers. Within your discussion, please explain what you mean by "other factors."

9. Further to the above, please clarify what customers are offered the "competitive pricing programs." Clarify for us any additional pricing adjustments that could occur after you recognize revenue in light of the fact that you recognize revenue on the sell-through basis for sales to your distributors.

Computation of Net Income and Loss per Share, page 85

10. We note your disclosure here that inclusion of any common stock equivalents would be anti-dilutive. In light of the fact that you reported income for fiscal year 2008, please tell us and revise this note in future filings to explain in greater detail why inclusion of the outstanding stock options, warrants and convertible debentures would be anti-dilutive.

Note 2. Goodwill and Other Intangible Assets, page 89

11. Please explain to us in greater detail the results of your goodwill impairment test for fiscal year 2008. Discuss when you performed the test and your results from the first step of the impairment test. If you were required to perform the second step of the impairment test as outlined in SFAS 142, tell us about the valuation approach and significant assumptions used in your analysis.

Note 3. Discontinued Operations and Assets Held for Sale, page 91

12. We note that you sold a *portion* of your Storage Products business to Maxim Integrated Products, Inc. for $62.8 million plus earn-out payments during fiscal 2007 and that you have reflected the Storage Products business as discontinued operations within your consolidated statement of operations. Please address the following:

- Clarify for us what portion of the Storage Products business you retained.

- Discuss how your presentation of the Storage Products business as discontinued operations considered the portion of the business that you retained.

- Provide us with your analysis of how the portion of the Storage Products business classified as discontinued operations represents a component of the entity under paragraph 41 of SFAS 144.

- In light of your retained interest in a portion of the Storage Products business, tell us how you considered the guidance in paragraph 42 of SFAS 144 in reporting the Storage Products business as discontinued operations. Refer to examples 12-15 in Appendix A of SFAS 144.

13. We note that you allocated interest expense to Storage Product business (loss) from discontinued operations before income taxes for each reporting period presented. Please revise your future filings to disclose the method utilized to allocate interest expense. Refer to the guidance in EITF 87-24.

Note 5. Balance Sheet Detail, page 93

14. We note your disclosure on pages 38 and 82 that you have inventory maintained at your distributors. Please revise this note in future filings to disclose the portion of your inventory that is held at distributors.

Note 6. Debt, page 94

15. With respect to your $96.7 million of convertible subordinated debentures, we note that you have identified the October 1, 2009 premium put option as an embedded derivative that required bifurcation. Your disclosures on page 83-84 indicate that you valued the premium put option by performing a "with or without" lattice model valuation of the debt. You state here that you estimated the October 1, 2009 repurchase right to have a fair value of zero at September 30 and December 31, 2008 since you do not have the liquidity to satisfy the put and your current credit-worthiness. Please address the following:

- Tell us and revise future filings to explain in greater detail how you evaluated the premium put option under SFAS 133. Discuss the basis for your conclusion that the premium put option is an embedded derivative requiring bifurcation. Cite any authoritative literature relied upon.

- Tell us and revise your future filings to disclose in more detail how you determined the value of the premium put option, including significant variables considered.

- Explain to us in greater detail why you believe the premium put option has a zero fair value as of September 30, 2008 and December 31, 2008.

- Explain why lack of liquidity to satisfy the put would impact the value of the premium put option in your financial statements at September 30 and December 31, 2008.

- Based on your disclosures that you used a lattice model to value the premium put option and that this model indicated a fair value of zero for the premium put option, it appears that your valuation model assumes the premium put option will not be exercised. However, we note you have included disclosures on page 79 regarding a going concern uncertainty in part due to the premium put option. Further, we note in your December 31, 2008 Form 10-Q that you have classified the related liability as current as a result of the premium put option. Explain to us your evaluation of the likelihood the premium put will be exercised and how this likelihood is factored into your valuation approach.

16.   We also note that you modified the conversion price from $3.92 per share to $2.546 per share during fiscal 2007 related to the convertible subordinated debentures and that you recognized $2 million as a loss on extinguishment of debt under EITF 96-19. Please provide us with the calculation you performed that led you to the conclusion that this represented a substantial modification. Discuss how you considered the guidance in EITF 06-06.

Note 8. Income Taxes, page 102

17.   Given the significance of your net operating loss carryforwards, please revise future filings to provide more specific disclosures regarding the timing of the expiration of your net operating loss carryforwards.

18.   Please revise future filings to disclose details regarding the expiration of your research and development credits expire.

Note 11. Commitments and Contingencies, page 107

19.   We note your disclosure here and on page 28 of your December 31, 2008 Form 10-Q that as part of the settlement related to the derivative actions lawsuit you will contribute 4,700,000 shares of your common stock, with a fair market value of $4.2 million, to cover the attorneys' fees and expenses of the derivative plaintiffs' counsel. Please confirm to us that this liability has been accrued as of

September 30 and December 31, 2008. If not, tell us how you evaluated the
liability based on the guidance in SFAS 5.

Item 9A. Controls and Procedures, page 113

Management's Report on Internal Control over Financial Reporting, page 113

20.   We see the disclosure in this filing and on pages 122-123 of the Form 10-K for
the year ended September 30, 2007 that your Chief Executive Officer and Chief
Financial Officer have concluded that there are still material weaknesses in your
internal control over financial reporting at the end of each fiscal year. Please note
that Item 308(a)(3) of Regulation S-K requires you to file an annual report by
management on internal control over financial reporting that includes a clear and
definite statement as to whether internal control over financial reporting was or
was not effective at the end of the fiscal year. Please amend this filing and your
September 30, 2007 Form 10-K to provide management's conclusion as to the
effectiveness of your internal control over financial reporting as of September 30,
2008 and September 30, 2007, respectively.

21.   Please revise this report in future filings to include the disclosure required by Item
308(a)(4) of Regulation S-K.

Changes in Internal Control over Financial Reporting and Remediation…, page 115

22.   We note your disclosure of changes that you "[have] implemented, or [are] in the
process of implementing…" to remediate the material weaknesses in your
disclosure controls and procedures. In future filings, where you discuss changes
you have undertaken to remediate your material weaknesses, revise your
presentation to clarify which changes have been completed and which are still
being implemented. Also tell us, and in future filings clarify, what you mean by
"progress has been made" in implementing certain changes; specifically, describe
what steps have been taken and those you expect to take in order to complete the
remediation of the remaining material weaknesses.

Exhibits 31.1 and 31.2

23.   We note here and within your December 31, 2008 Form 10-Q that your
certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact
form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph
4(d), you have removed the language "(the registrant's fourth fiscal quarter in the
case of an annual report)". Please revise your future filings to include
certifications that conform to the exact wording required by Item 601(b)(31) of
Regulation S-K.

Amendment No. 2 to Form 10-K for fiscal year ended September 30, 2008

Item 11. Executive Compensation, page 6

Consideration of Competitors' Compensation, page 7

24.   We note your disclosure that you compare your compensation to those of your competitors, as identified on page 7. Clarify the extent to which compensation decisions are derived from the comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

25.   We note your disclosure on page 7 that in 2008 you used data including "a broader comparative group, an evaluation of long-term incentives, a review of internal pay equity, and various structures aligning compensation with company performance" provided by compensation consultants DolmatConnell and F.W. Cook. Clarify the extent to which you relied on information provided by these consultants in making your compensation decisions. Also disclose the companies within the comparative group(s) for which information was provided by the additional compensation consultants, to the extent they differ from those you disclosed as part of the Radford Executive Survey peer group.

Fiscal Year 2008 Compensation Practices, page 8

26.   In future filings, please include a comprehensive discussion of how you determined each named executive officers' compensation throughout your Compensation Discussion and Analysis, which should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. This should include explanation of the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For instance, we note the disparity between your chief executive officer's compensation and that of the other named executive officers, particularly with respect to Mr. Gardner's cash incentive bonus and option awards in 2008.

27.   We note from your disclosure that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under The Fiscal Year 2008 Executive Bonus Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would

result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Form 10-Q for the Quarter Ended December 31, 2008

Note 7. Shareholders' Equity, page 24

28.   We note from pages 27-28 that you commenced and completed a tender offer to amend certain eligible options during the three months ended December 31, 2008 and that you granted restricted stock to the employees during the second quarter of fiscal 2009. Please tell us and revise this note in your future filings to disclose how you accounted for the options subject to the tender offer. Please also explain how you plan to account for the restricted units issued to these employees during the second quarter of fiscal 2009. Refer to the guidance in SFAS 123(R).

As appropriate, please amend the Forms 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Vitesse Semiconductor Corporation
Mr. Richard C. Yonker
February 27, 2009
Page 10

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551- 3601 or me at (202) 551-3625 if you have questions on any other comments.

Sincerely,

Mary Beth Breslin
Senior Attorney